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                                                                 Exhibit (a)(2)

                          [Net2Phone, Inc. Letterhead]



                                                              February 11, 2002


Dear Option Holder:



         As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock. Our Board of Directors is concerned that these options are not creating a meaningful long-term performance incentive for our employees and option holders. Accordingly, I am pleased to inform you that the Board of Directors has approved a voluntary stock option repricing program. Under the program, you will have the opportunity to reprice all of your eligible outstanding stock options that were granted under the 1999 Amended and Restated Stock Option and Incentive Plan on or before December 18, 2002 and that have exercise prices greater than the repriced exercise price assigned to those options. Your options eligible for repricing and the new exercise price for such options are listed on the Table attached to the enclosed Election Form.

         Please note that the repricing program provides that the vesting date of all options currently vested or scheduled to vest prior to June 1, 2002 shall be deferred until June 1, 2002. You may only agree to a repricing for all or none of your eligible outstanding stock options, which are identified on the Election Form you recieve from Net2Phone. We urge you to carefully review the additional terms and conditions described in the "Offer to Reprice Options Under Net2phone, Inc.'s 1999 Amended and Restated Stock Option and Incentive Plan" the "Offer to Reprice") that you will find on your Company e-mail account. You may find the Summary Term Sheet beginning at page 1 of the Offer to Reprice to be helpful in answering certain questions that you may have. If you have not received the Offer to Reprice via e-mail or wish to receive a hard copy, please contact Susan Burmam immediately.

         If you wish to participate in the repricing program, you must complete and sign the enclosed Election Form in accordance with its instructions, and mail, fax or hand deliver it (hard copy only) and any other required documents to us at Net2Phone, Inc., 520 Broad Street, Newark, New Jersey 07102, Attn:
Susan Burman (facsimile number: (973-438-1203). You do not have to do anything if you do not wish to participate in the repricing program.

         Any questions, requests for assistance or additional copies of any documents referred to in the Offer to Reprice or incorporated by reference into the Schedule TO which we filed with the Securities and Exchange Commission in connection with the Offer (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) may be directed to Susan Burman at Net2Phone, Inc., 520 Broad Street, Newark, New Jersey 07102 (telephone: (973) 438-3203).



                                   Sincerely,
                                   Net2Phone, Inc.


                                   /s/ Stephen M. Greenberg
                                       --------------------------------------
                                       Stephen M. Greenberg
                                       Chief Executive Officer


Encls.